 Exhibit 99.1

Mountain Province Diamonds Completes 2022 Kennady North Exploration Program and Discovers New Kimberlite East of the Kelvin Kimberlite

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Nov. 22, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTC: MPVD) today announces positive exploration results for its 100%-held Kennady North Project. The Kennady North Project includes over 113,000 hectares of claims and leases that completely surround the Gahcho Kué Diamond Mine. The 2022 exploration program focused on new discoveries through a detailed analysis of both new and historic geophysical, geological, and kimberlite indicator mineral ('KIM') data. Interim results for the winter program that focused on geophysical surveys and drilling of lake-based anomalies were reported previously (see news release May 17, 2022). The summer program focused on drilling land-accessible geophysical targets and on follow-up till sampling over KIM anomalies generated from the 2021 till sampling program. The combined exploration results for 2022 are summarized in this news release including the new discovery of the Hearn Northwest Extension at the Gahcho Kué joint venture as previously announced.

Highlights of the 2022 Kennady North Exploration Program

•	The new KE kimberlite area discovered
•	New and distinct occurrence that is located roughly 450 meters east of the Kelvin kimberlite
•	Defined by three drillholes that have confirmed a series of hypabyssal kimberlite sheets ('HK') with a maximum HK intersect of 2.13 meters, that appear to be new and distinct from the nearby Kelvin deposit
•	Further drilling of the KE kimberlite is currently planned for the 2023 exploration program
•	Over 5,000m of Exploration Drilling
•	25 of 35 exploration drillholes intersected kimberlite
•	Eight volcaniclastic kimberlite intersections on the North Anomaly
•	Geophysical Surveys
•	1,291 line-km of airborne magnetics and electromagnetics
•	189 line-km of high-resolution resistivity (ARRT) data
•	30 line-km of ground magnetics
•	3,139 ground gravity and 161 bathymetry measurements
•	Historic HLEM and magnetics identified the KE kimberlite
•	Kimberlite indicator Minerals
•	Over 600 strategic till samples processed and assessed from 2021
•	Over 300 follow-up till samples in 2022 confirming the 2021 sampling strategies
•	Positive KIM dispersals identified new areas for geophysics and drilling
•	Metals Exploration
•	Intersection of a hydrothermal breccia with quartz veining and sulfides, which remains under review
•	Glacial sediment geochemistry identified areas of interest
•	A new claim block was added after a detailed review of historical drill logs was conducted and determined that a drill hole was logged in the early 1990's as an intersection from 108 to 176 meters of granite/quartz syenite with magnetite veinlets throughout the interval and 2% molybdenite based on visual estimations

Exploration Drilling

A total of 5,355.9 meters of exploration drilling was completed over the 2022 programs with 25 of 35 drillholes intersecting kimberlite.

The KE kimberlite is a new and distinct occurrence that is located roughly 450 meters east of the Kelvin kimberlite. The KE discovery resulted from a review of historical horizontal loop electromagnetic ('HLEM') and magnetic geophysical data and was drilled at the end of the summer program. The KE kimberlite is defined by three drillholes that have confirmed a series of hypabyssal kimberlite sheets ('HK') with a maximum HK intersect of 2.13 meters. Further drilling of the KE kimberlite is planned for the 2023 exploration program.

Drilling on the North, South, KS, G6, A003 and P1 anomalies was guided by results from the winter ARRT and ground gravity surveys. Kimberlite was intersected at all but the G6, A003 and P1 areas, see the map on the following page.

Thirteen of fifteen drillholes completed at the North Anomaly have identified depth-extensive zones of HK mixed with highly altered country rock up to 6.93m in thickness. VK intersects mixed with HK up to 7.05m in thickness have been intersected in eight drillholes, with 3D modeling of the drilling indicating lateral continuity for the VK. At the Kelvin and Faraday kimberlites, VK comprises the greatest volume and its presence at the North Anomaly is considered a good indication for volume potential to be discovered with further drilling.

At the South Anomaly all five drillholes have HK present with thicknesses up to 6.96 meters. Country rock breccia consisting of highly comminuted gneiss mixed with kimberlite has also been observed, and is considered indicative of volume potential for the South Anomaly. Five of seven drillholes at the KS anomaly intersected HK kimberlite up to 3.52m in thickness.

Locations for the drill-tested anomalies relative to the Kelvin and Faraday kimberlites are shown in the first image, with the anomalies abbreviated in bold. Also shown are known kimberlites as green diamonds.

Kennady North (CNW Group/Mountain Province Diamonds Inc.)

Two drillholes each at the A003 and G6 anomalies were completed with only diabase and granitoid crustal rocks encountered. A summary of all 2022 exploration drilling is provided in the table shown. Numbers in bold italics include VK intersects.

KE Anomaly
Drill Hole	Azimuth[2]	Inclination[2]	Kimberlite Intersect[1,2] (m)			End of Hole[2](m)
			From	To	Length[1]
KDI-22-033	151.4	-41.5	67.35	67.45	0.1	196
		plus	69.55	69.9	0.35
		plus	70.5	70.7	0.2
		plus	75.1	75.7	0.6
		plus	76.3	76.55	0.25
		plus	79.1	79.25	0.15
KDI-22-034	154.5	-65.9	60	60.1	0.1	179
		plus	61.05	61.75	0.7
		plus	65.1	66.05	0.95
		plus	67.45	68.2	0.75
KDI-22-035	154.8	-84.7	65.42	65.96	0.54	158
		plus	70.47	72.6	2.13
		plus	73.09	73.8	0.71
North Anomaly
Drill Hole	Azimuth[2]	Inclination[2]	Kimberlite Intersect[1,2] (m)			End of Hole[2](m)
			From	To	Length[1]
KDI-22-008	128.5	-71.2	75.86	81.48	5.62	121
KDI-22-010	135.8	-49.4	83.27	86.59	3.32	127.4
KDI-22-012	47.9	-46.1	107.05	113.98	6.93	150
KDI-22-013	49.4	-60.7	81.56	81.75	0.19	121
		plus	82.61	82.98	0.37
		plus	83.68	83.88	0.2
		plus	85.07	85.45	0.38
		plus	86.1	86.13	0.03
		plus	86.3	86.52	0.22
		plus	87.72	88.75	1.03
KDI-22-015	45.6	-51.8	76.76	76.85	0.09	130
		plus	77.66	78.6	0.94
		plus	80.73	81.06	0.37
		plus	83.92	86.82	2.9
KDI-22-016	45	-62	69.5	72.4	2.9
		plus	73.15	73.7	0.55
KDI-22-019	221.9	-52.4	76.6	76.76	0.16
		plus	77.13	78.83	1.7
KDI-22-021	220.8	-60.8	69.12	72.16	3.04	152
		plus	73.57	77.56	3.99

KDI-22-023A	216.2	-68.3	60.81	63.62	2.81	80
		plus	64.32	65.68	1.36
KDI-22-023B	217	-68.5	59.85	64.72	4.78	149

KDI-22-024	224.9	-84	63.1	68.01	4.91	104
KDI-22-025	154.6	-53.9	55.78	58.3	2.52	98
KDI-22-026	239.6	-57.1	89.24	96.29	7.05	141.6
KDI-22-027	165.2	-54.9	-	-	-	176
KDI-22-028	178.4	-68.8	-	-	-	176
South Anomaly
Drill Hole	Azimuth[2]	Inclination[2]	Kimberlite Intersect[1,2] (m)			End of Hole[2](m)
			From	To	Length[1]
KDI-22-001	307.4	-46.1	109	113.13	4.13	163
KDI-22-002	294.3	-65	84.19	90.06	5.87	114.7
KDI-22-003	48.6	-45.5	115.02	121.98	6.96	142
KDI-22-004	46.2	-69.4	98.57	99.25	0.68	139
KDI-22-007	182	-89	66.03	68.42	2.39	121
		plus	79.97	81.45	1.48
		plus	85.48	86.57	1.09
KS Anomaly
Drill Hole	Azimuth[2]	Inclination[2]	Kimberlite Intersect[1,2] (m)			End of Hole[2](m)
			From	To	Length[1]
KDI-22-005	35.1	-46.1	217.08	218.57	1.49	163
KDI-22-006	31.3	-54.7	-	-	-	114.7
KDI-22-009	26	-67.7	63.51	63.76	0.25	93.2
KDI-22-011	24.9	-52.5	-	-	-	152
KDI-22-018	27	-50	35.5	35.65	0.15	160
		plus	37	37.25	0.25
		plus	40.2	40.5	0.3
		plus	46.46	47.71	1.25
		plus	65.14	66	0.86
KDI-22-020	26.4	-65	31.91	32.08	0.17	148
		plus	37.52	37.89	0.37
			46.91	50.43	3.52
KDI-22-022	26.4	-80	40.03	43	2.97	124
		plus	43.2	43.75	0.55
P1 Hydrothermal Breccia
Drill Hole	Azimuth[2]	Inclination[2]	Kimberlite Intersect[1,2] (m)			End of Hole[2](m)
			From	To	Length[1]
KDI-22-031	247	-54.5	-	-	-	200
	quartz vein		56.47	59.41	2.94
	quartz vein		186.33	190.56	4.23
KDI-22-032	246.2	-83.3	-	-	-	170
	quartz vein		169	170	1
G6 Anomaly (diabase, granitoid)
Drill Hole	Azimuth[2]	Inclination[2]	Kimberlite Intersect[1,2] (m)			End of Hole[2](m)
			From	To	Length[1]
KDI-22-014	228.7	-47.6	-	-	-	200
KDI-22-017	227	-61.1	-	-	-	200
A003S Anomaly (granitoid)
Drill Hole	Azimuth[2]	Inclination[2]	Kimberlite Intersect[1,2] (m)			End of Hole[2](m)
			From	To	Length[1]
KDI-22-029	75.2	-54.1	-	-	-	119
KDI-22-030	76.7	-46.4	-	-	-	95
[1]Kimberlite intersects are not true thicknesses. [2]Initial measurements from field logs may vary after final surveying and logging is completed.

P1 Hydrothermal Breccia

Two drillholes testing a near-land gravity and ARRT anomaly intersected hydrothermal breccia with associated sulfide mineralization that has not been previously observed in this region. The veining is clearly hydrothermal with quartz exhibiting both massive and vuggy textures that are intimately associated with pyrite. The veins run from a few centimeters up to 4.23 meters in continuous thickness and are associated with hydrothermally altered granite and diabase up to 60m in thickness. Initial whole rock and trace element data for 14 core samples of both the veins and altered country rock have not revealed any anomalous levels of base or precious metals. Further sampling of the hydrothermal breccia for geochemical analysis is presently underway with results expected in early 2023. Selected images of the P1 core are provided in the second image.

Representative samples from KDI-22-031C over the interval 50-190m. Core is ~48mm (NQ) (CNW Group/Mountain Province Diamonds Inc.)

Geophysics

The target areas of interest ('AOI') were selected from recently-compiled studies of glacial geology and kimberlite indicator mineral (KIM) dispersions over the project area. Additional target AOI were selected following a review of historical geophysical data for Kennady North. These datasets were reviewed in several in-house workshops held in late 2021 and early 2022, with final ranking of sixteen AOI completed in a joint workshop held with De Beers in February 2022. The sixteen AOI were scheduled for ARRT and ground gravity surveys during the winter program, with a total of 188.8 line-km of ARRT and 3,139 gravity stations completed over the targets. ARRT is a proprietary land-based resistivity system developed by Aurora Geoscience (Yellowknife, NT) that aided in the discovery of kimberlite at the NA, SA and KS anomalies as described above. ARRT is a high-resolution ground resistivity system developed by Aurora Geoscience Ltd. (Yellowknife, NT) that recognizes the physical contrast between competent country rock versus country rock that is broken and altered from emplacement of the adjacent kimberlite.

In addition to the ground geophysical surveys, an airborne magnetic/electromagnetic survey was conducted over an area located immediately southeast of Gahcho Kué for which no historical geophysical data existed. A total of 1,291 line-km of data were collected over the area. One area that lies within the Palmer P13 KIM area of interest was surveyed with ground magnetics and gravity. The two anomalies identified on the new survey are indicated as red circles on the third and fourth images.

New airborne (CNW Group/Mountain Province Diamonds Inc.)

P13 (CNW Group/Mountain Province Diamonds Inc.)

The discovery of the KE kimberlite resulted from an ongoing re-interpretation of our historic HLEM and magnetic data that has identified an additional 13 drill-ready target areas within the core area of the Kennady North Project. These are included in the red circles in the fifth image. Many of the anomalies lie near or within Palmer ('P') AOI that are defined by KIM dispersions. These new anomalies are presently under review with the intent to drill in winter of 2023.

Core Anomalies (CNW Group/Mountain Province Diamonds Inc.)

Kimberlite Indicator Minerals

Over 600 till samples were collected over the project area in 2021, with half of those covering the recently staked Kennady East claims. The results have identified a ubiquitous dispersion of chromite on the Kennady East claims. Based on morphology and surface features, the chromite is believed to be non-kimberlitic and is eroded from metavolcanics and metasediments that dominate the geology of these claims. Non-kimberlitic olivine is also present and is likely derived from the same sources as the chromite.

Within the background chromite on Kennady East, two separate KIM anomalies are defined by pyrope and by chrome diopside, and follow-up sampling was conducted in 2022 to fill in these anomalies. On the Western Claims, the 2022 infill sampling has also confirmed the presence of a strong KIM train in the southwest of the project area, with 29 pyrope in one sample at the suspected head of one of the dispersions. Results for the remaining samples collected in 2022 are expected in early 2023 and will further resolve these early results.

All of the samples were treated at the SRC Diamond Lab (Saskatoon, SK) for KIM recovery. The distribution of 2021 till sample results is shown in the sixth image, with blue arrows indicating pyrope and chrome diopside anomalies on the Kennady East Claims, and the orange arrow showing the location of the sample containing 29 pyrope.

Kennady East Claims (CNW Group/Mountain Province Diamonds Inc.)

Metals Exploration

An extensive geochemical and drilling database exists over the Kennady North project area. In 2019 a due diligence review of historical drilling and glacial sediment geochemical data was started, to ensure that both diamonds and metals discovery potential was not overlooked. Historic drillhole MPV-97-021C that was logged from 108 to 176 meters was reported as granite/quartz syenite with magnetite veinlets throughout the interval and 2% molybdenite based on visual estimations. Consequently five claims were secured over rocks of interest associated with this drillhole. The Western Extension claims are noted on the seventh image, which also shows the distribution of glacial sediment geochemistry samples for the project area.

Western Extension (CNW Group/Mountain Province Diamonds Inc.)

****

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls over 113,000 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

View original content to download multimedia:https://www.prnewswire.com/news-releases/mountain-province-diamonds-completes-2022-kennady-north-exploration-program-and-discovers-new-kimberlite-east-of-the-kelvin-kimberlite-301685722.html

SOURCE Mountain Province Diamonds Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2022/22/c6078.html

%CIK: 0001004530

For further information: Investor Contact: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 19:00e 22-NOV-22